NEWS RELEASE

Kinross Closes Private Sale of
US$460 million of Convertible Notes

Toronto, Ontario, January 29, 2008 -- Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) announced today that it has completed the previously announced offering to a group of initial purchasers of unsecured senior convertible notes due March 15, 2028 (Please refer to Kinross’ prior news releases dated January 23, 2008).

The over-allotment option granted to the initial purchasers was exercised in full and net proceeds realized from the offering were approximately US$449 million, after underwriting commissions and issue expenses.  As previously announced, Kinross expects to use a portion of the net proceeds to repay outstanding indebtedness under its term loan facility, with the balance of the net proceeds to be used to fund capital expenditures and for general corporate purposes.

The offering was made pursuant to Rule 144A under the United States Securities Act of 1933 (the “Act”). The offering has not been and will not be registered under the Act and none of the Convertible Notes or any Kinross common shares issuable upon any conversion of the Convertible Notes may be offered or sold in the United States absent registration under the Act or the availability of an applicable exemption from registration requirements.  This news release does not constitute an offer to sell or the solicitation of an offer to buy any security.

This news release contains forward-looking statements regarding Kinross and the offering. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as market conditions, global political uncertainties, investor demand and the terms of offering.  Kinross disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

Media contact:	Investor Relations contact:
Steve Mitchell	Erwyn Naidoo
Director, Corporate Communications	Director, Investor Relations
Kinross Gold Corporation	Kinross Gold Corporation
(416) 365-2726	(416) 365-2744

KINROSS GOLD CORPORATION www.kinross.com	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX:416-363-6622 TOLL FREE:866-561-3636